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FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

02045578

Southern Union Company
Exact name of registrant as specified in charter

0000203248
Registrant CIK Number

Form 11-K for the fiscal year ended December 31, 2001
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

1-6407
SEC file number, if available

Not Applicable ("N/A")
Name of Person Filing the Document (If Other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Wilkes-Barre, State of Pennsylvania, July 1, 2002.


RECD S.E.C.
JUL 2 2002
1086

Southern Union Company
(Registrant)

By: [signature]
David J. Kvapil
Executive Vice President and Chief Financial Officer
(Principal Accounting Officer)
(Name and Title)

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on N/A, 2002 that the information set forth in this statement is true and complete.

By: N/A
(Name)

N/A
(Title)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 10-K/A

_X_ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended June 30, 2001

OR

___ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File No. 1-6407

SOUTHERN UNION COMPANY

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**75-0571592** (I.R.S. Employer Identification No.)
One PEI Center, Second Floor **Wilkes-Barre, Pennsylvania** (Address of principal executive offices)	**18711** (Zip Code)

Registrant's telephone number, including area code: **(570) 820-2400**

504 Lavaca Street, Eighth Floor **Austin, Texas** (Former address of principal executive offices)	**78701** (Former Zip Code)

Securities Registered Pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $1 per share	New York Stock Exchange

Securities Registered Pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes _X_ No ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.

The aggregate market value of the voting stock held by non-affiliates of the registrant on September 19, 2001, was $740,961,553. The number of shares of the registrant's Common Stock outstanding on September 19, 2001 was 53,824,027.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Annual Report to Stockholders for the year ended June 30, 2001, are incorporated by reference in Parts II and IV.

Portions of the registrant's proxy statement for its annual meeting of stockholders to be held on November 14, 2001, are incorporated by reference into Part III.

EXHIBIT INDEX

Exhibit No.	Description
28.1	Financial Statements and Supplemental Schedules required by Form 11-K for the Southern Union Company Valley Resources 401(k) Employee Stock Ownership Plan for the six-month period ended June 30, 2001*.

*The financial statements and supplemental schedules of the Southern Union Company Valley Resources 401(k) Employee Stock Ownership Plan have been filed in paper.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: July 1, 2002

SOUTHERN UNION COMPANY

By: 

David J. Kvapil
Executive Vice President and Chief Financial Officer
(Principal Accounting Officer)

Southern Union Company Valley Resources 401(k) Employee Stock Ownership Plan

Financial Statements and Supplemental Schedule

Six Months Ended June 30, 2001 and Year Ended December 31, 2000

Southern Union Company Valley Resources 401(k) Employee Stock Ownership Plan

Financial Statements and Supplemental Schedule

Six Months Ended June 30, 2001 and Year Ended December 31, 2000

Southern Union Company Valley Resources 401(k) Employee Stock Ownership Plan

Contents



BDO Seidman, LLP
Accountants and Consultants

P.O. Box 369
29 Parker Street, 3rd Floor
Gardner, Massachusetts 01440-0369
Telephone: (978) 632-3050
Fax: (978) 632-1975

Independent Auditors' Report

Administrator of the Southern Union Company Valley
Resources 401(k) Employee Stock Ownership Plan

We have audited the accompanying statements of net assets available for plan benefits and the supplemental schedule of Southern Union Company Valley Resources 401(k) Employee Stock Ownership Plan as of March 1, 2001 and December 31, 2000 and the related statements of changes in net assets available for plan benefits for the six months ended June 30, 2001 and year ended December 31, 2000. These financial statements and supplemental schedule are the responsibilities of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and supplemental schedule are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and supplemental schedule. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and supplemental schedule referred to above present fairly, in all material respects, the net assets available for plan benefits of the Southern Union Company Valley Resources 401(k) Employee Stock Ownership Plan as of June 30, 2001 and December 31, 2000, and the changes in net assets available for plan benefits for the six months ended June 30, 2001 and year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 7, effective March 1, 2001, the plan was merged into the Southern Union Savings Plan and the plan's net assets were transferred to the Southern Union Savings Plan.

BDO Seidman, LLP

Gardner, Massachusetts
December 13, 2001



Southern Union Company Valley Resources 401(k) Employee Stock Ownership Plan

Statements of Net Assets Available for Plan Benefits

	June 30, 2001	December 31, 2000
Assets (Note 7)		
Investments (Notes 1,2,3 and 4)	$ -	$22,037,050
Money market	-	7,495,073
Dividend receivable	-	54,842
Participant loans receivable (Note 1)	-	92,755
Total assets	-	29,679,720
Liabilities		
Acquisition indebtedness (Note 5)	-	2,356,731
Interest payable	-	327,270
Total liabilities	-	2,684,001
Net assets available for plan benefits	$ -	$26,995,719

The accompanying notes are an integral part of the financial statements.

Southern Union Company Valley Resources 401(k) Employee Stock Ownership Plan

Statements of Changes in Net Assets Available for Plan Benefits

	Six Months Ended June 30, 2001	Year Ended December 31, 2000
Additions:		
Investment income:		
Interest income	$ 24,130	$ 244,076
Dividend income	37,868	1,185,268
Net appreciation (depreciation) of investments (Note 3)	(2,317,057)	4,694,143
Total investment income (loss)	(2,255,059)	6,123,487
Contributions (Note 1):		
Participants	112,714	734,300
Employer	-	164,464
Total contributions	112,714	898,764
Other	6,045	(404)
Total net additions (reductions)	(2,136,300)	7,021,847
Deductions:		
Benefits paid to participants	(1,704,441)	(1,638,349)
Interest expense	(28,012)	(168,057)
Administrative expenses	(166)	-
Total deductions	(1,732,619)	(1,806,406)
Net increase (decrease)	(3,868,919)	5,215,441
Net assets available for plan benefits beginning of period	26,995,719	21,780,278
Transfer of plan net assets to Southern Union Savings Plan (Note 7)	(23,126,800)	-
Net assets available for plan benefits end of period	$ -	$26,995,719

The accompanying notes are an integral part of the financial statements.

Southern Union Company Valley Resources 401(k) Employee Stock Ownership Plan

Notes to Financial Statements

1. Description of The Plan

Effective September 20, 2000, pursuant to Section 15.1 of the Valley Resources 401(k) Employee Stock Ownership Plan (the "Plan") the Plan name was amended to the Southern Union Company Valley Resources 401(k) Employee Stock Ownership Plan.

The financial statements of the Plan, have been prepared in accordance with accounting principles generally accepted in the United States of America as applied to Employee Benefit Plans. The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering the employees of the Southern Union Company who are employed at a worksite previously operated by Valley Gas Company or Bristol & Warren Gas Company and Southern Union Company subsidiaries, Alternate Energy Corporation and Morris Merchants, Inc. and who satisfy the plans eligibility requirements.

Contributions - Employees

A member may authorize a basic employee contribution from 1% to the maximum amount permitted under the Internal Revenue Code ("IRC"), subject to the compensation deferral limit, if applicable.

Contributions - Employer Matches

For each Plan year, the employer shall contribute to the trust fund an amount equal to fifty percent (50%) of compensation deferral contributions up to four percent (4%) of employee compensation as shall be determined by such employer in its discretion and communicated to employees prior to the beginning of such Plan year. There were no matching contributions to the plan during the six months ended June 30, 2001. If the Plan acquires common stock of the Company with the proceeds of an employer securities acquisition loan, the employer's obligation to make matching contributions with respect to compensation deferral contributions may be satisfied by crediting a participant's employer account with employer securities equal in value to the employers matching contributions.

Southern Union Company Valley Resources 401(k) Employee Stock Ownership Plan

Notes to Financial Statements

1. Description of The Plan
(Continued)

Contributions - Discretionary (ESOP)

The employer may make discretionary contributions to the trust fund for each respective Plan year such amount as its Board of Directors shall determine; provided however, that such contribution for any year shall not exceed the greater of (1) fifteen percent (15%) of the aggregate compensation paid or accrued in such year to all participants, or (ii) the maximum amount deductible from the employers income for such year under Section 404 of the IRC. The employer shall not have any obligation to make any contribution to the Plan with respect to any year for which the Board of Directors determines that it would not be in the employer's best interest to contribute.

If the Plan borrows money to acquire employer securities, the employer shall contribute cash to the Plan at such times and such amounts as are necessary to enable the Plan to meet its obligations under any such loan; provided, however, that if dividends are paid on the employer securities, such dividends shall also be applied to such payments.

Participant Accounts

A separate Account for each Participant shall be established in the trust fund consisting of the following subaccounts:

(i) "Compensation Deferral Contribution Account" - the portion of the total account attributable to compensation deferral contributions.

(ii) "Matching Contribution Account" - the portion of the total account attributable to matching contributions, if any.

(iii) "Employer Contribution Account" - the portion of the total account attributable to employer contributions, if any.

(iv) "Rollover Account" - the portion of the total account attributable to rollover contributions, if any.

Southern Union Company Valley Resources 401(k) Employee Stock Ownership Plan

Notes to Financial Statements

1. Description of The Plan
(Continued)

Vesting

Each participant shall be fully vested in his compensation deferral contribution account and rollover account and any investment growth thereon at all times. Each Participant who was a participant in the Valley Gas Employee Stock Ownership Plan on December 31, 1996 shall be fully vested in the amount in his employer contribution account. A participant shall have a nonforfeitable and vested right to a percentage of the value of his matching contribution account and employer contribution account (collectively the "Employer Accounts") on and after the effective date determined in accordance with the following schedule:

Years of Service	% Vested
Less than 1 year	0%
1	10%
2	20%
3	30%
4	40%
5	60%
6	80%
7	100%

A member will become fully vested in the Company's matching contribution as a result of disability, death or retirement.

Participant Loans Receivable

An eligible participant may apply for a loan under hardship conditions in accordance with Internal Revenue Service's rules and regulations and in accordance with procedures established by the Plan administrator. The amount of a loan (when added to the participant's outstanding indebtedness to the Plan, if any) may not exceed the lesser of (A) fifty thousand dollars ($50,000) reduced by the excess (if any) of the participant's highest outstanding balance of loans from the Plan during the twelve (12) month period ending on the day before the date on which the loan was made over the Participant's outstanding loan balance on the date of the loan, or (B) fifty percent (50%) of his deferred compensation contribution account and his rollover account.

Southern Union Company Valley Resources 401(k) Employee Stock Ownership Plan

Notes to Financial Statements

1. Description of The Plan (Continued)

Participant Loans Receivable (Continued)

Interest on any loan shall be a rate commercially reasonable at the time the loan is made. The interest rate shall remain unchanged for the duration of the loan. A loan shall be secured by the participant's vested account A loan shall only be made in situations of financial need, as determined by the Plan administrator

In applying for a loan, the participant shall agree to repay the loan plus interest over a period not to exceed five (5) years, except that for a loan used to acquire any dwelling to be used within a reasonable time from the date of the loan as a principal residence of the participant, the term of the loan may not exceed twenty (20) years.

Payments of Benefits

On termination of service due to disability, death or retirement, a participant may elect to receive either a lump sum payment equal to the value of the participants vested interest in his account or equal quarterly or annual installments over a period not to exceed the life expectancy of the participant or joint life expectancy of the participant and spouse or the beneficiary.

2. Summary of Significant Accounting Policies

Summary of Plan provisions:

Effective Date

January 1, 1997

Plan Year

January 1 through December 31

Valuation Date

The trustee will value the fund on the last day of each quarter of each Plan year.

Plan Administrator

Southern Union Company is the Plan's administrator and will determine the benefits payable.

Southern Union Company Valley Resources 401(k) Employee Stock Ownership Plan

Notes to Financial Statements

2. Summary of Significant Accounting Policies (Continued)

Basis of Accounting — The financial statements of the Plan are prepared under the accrual method of accounting.

Eligibility — Employees are eligible for membership quarterly on either January 1, April 1, July 1 or October 1, of each Plan year following the date on which they have attained the age of 21 and completion of one year of service.

Normal Retirement Date — The normal retirement age or date will be a member's 65th birthday.

Forfeitures — A member who terminates his employment prior to becoming eligible for the benefits and does not have a 100% vested right to employer contributions forfeits the amounts not vested.

Plan Terminations — The employer may terminate the Plan at any time. Although it has not expressed any intent to do so, the Plan has no definite termination date. In the event of termination of the Plan by the employer all amounts credited to participants accounts will vest.

Valuation of Investments — Investments are held by a trust fund and are stated at their approximate fair value based on quoted market prices. Participant loans receivable are valued at cost which approximates fair value.

Management Estimates — In preparing the financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Southern Union Company Valley Resources 401(k) Employee Stock Ownership Plan

Notes to Financial Statements

3. Investments

The following presents investments that represent 5 percent or more of the Plan's net assets:

	June 30, 2001	December 31, 2000
Fundamental Investors Fund, 58,562 shares	$ -	$ 1,824,785
MFS Research Fund, 123,924 shares	$ -	$ 2,971,694
Southern Union Company common stock fund, 609,153 shares	$ -	$16,142,555*

*nonparticipant directed

A participant shall direct the trustee with respect to the investment of his account in each fund. The Plan administrator has investment discretion attributable to employer contributions. Employer contributions are invested in the Southern Union Company stock fund. Dividends, interest and contributions that have yet to be invested in that particular fund's assets are temporarily invested in money market accounts.

During the six months ended June 30, 2001 and year ended December 31, 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) by ($2,317,057) and $4,694,143, respectively.

Southern Union Company Valley Resources 401(k) Employee Stock Ownership Plan

Notes to Financial Statements

4. Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	June 30, 2001	December 31, 2000
Net assets:		
Common stock	**$ -**	$ 13,453,360

	Six Months Ended June 30, 2001	Year Ended December 31, 2000
Changes in net assets:		
Contributions	**$ -**	$ 164,464
Dividends	**-**	380,035
Transfers to Southern Union Savings Plan	**(10,796,492)**	-
Net appreciation (depreciation)	**(1,428,521)**	1,576,657
Benefits paid to participants	**(1,200,335)**	(566,845)
Interest expense	**(28,012)**	(168,057)
	$(13,453,360)	$ 1,386,254

Southern Union Company Valley Resources 401(k) Employee Stock Ownership Plan

Notes to Financial Statements

5. Acquisition Indebtedness

The Plan may direct the trustee to incur acquisition loans to finance the acquisition of Southern Union Company securities or to repay a prior acquisition loan. If the Plan borrows money, the loan and any related interest shall be paid first from interest and dividends received from unallocated assets and secondly from additional cash contributions from the Company. At December 31, 2000, the Plan had outstanding borrowings of $2,356,731 that were used to finance the acquisition of Valley Resources Securities. These borrowings are directly related to a bank financed line of credit held by Southern Union, which has a final maturity date of March 31, 2007. The Plan is responsible for repayment of principal and interest at a variable rate of interest. Unallocated assets have been pledged as collateral against acquisition indebtedness.

Shares released from unallocated to allocated status are based upon a ratio of interest and principal paid in the current month over interest and principal paid plus amounts to be paid in the future or in proportion to principal payments on such loan if the Acquisition loan allows for annual payments that are not less rapid at any time than level annual payments of such amounts for ten years.

6. Tax Status of Plan

The Internal Revenue Service has determined and informed the Company by a letter dated July 28, 1998 and management believes that the Plan and related trust are currently designed and being operated in accordance with applicable sections of the Internal Revenue Code.

7. Plan Merger

Effective March 1, 2001, the Plan was merged into the Southern Union Savings Plan. As a result, all assets and liabilities of the plan were transferred to the Southern Union Savings Plan during the six months ended June 30, 2001.